OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 18, 2017

Via Electronic Transmission

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Revenue Weighted ETF Trust (SEC File 811-21993)

Dear Mr. Cowan:

Thank you for your comments, provided by email correspondence and telephone conference on August 17, 2017, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Revenue Weighted ETF Trust (the “Registrant”), with respect to its new series Oppenheimer Low Volatility Factor ETF, Oppenheimer Momentum Factor ETF, Oppenheimer Quality Factor ETF, Oppenheimer Size Factor ETF, Oppenheimer Value Factor ETF, and Oppenheimer Yield Factor ETF (each a “Fund” and together the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2017 (accession number 0000728889-17-001207). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein. Unless stated otherwise, the comments and responses apply to all of the Funds.

PROSPECTUS (Part A)

General

1.	The Registrant should include any index license or sub-license agreement to which each Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

The investment adviser’s ability to use the Underlying Indexes in connection with the Funds will be covered in the license agreement between the investment adviser and FTSE Russell. Accordingly, there is no sub-license agreement to which the Fund is a party that the Fund will file as an exhibit.

Fund Summaries – Principal Investment Strategies

2.	In the first paragraph, the first sentence states that the Fund seeks results that “correspond generally,” before fees and expenses, to the performance of the Fund’s respective Underlying Index. Please use the phrase “track the performance of” in place of the phrase “correspond generally.”

We believe that the term “correspond generally” is substantially equivalent to “track the performance of,” and accurately describes each Fund’s objective, consistent with the Funds’ exemptive order dated December 30, 2013 (Rel. No. 30849) and the related exemptive application, as amended (together, the “Exemptive Relief”). Moreover, the Principal Investment Strategies states that the Fund’s intention is to replicate the constituent securities of the Underlying Index as closely as possible. Therefore, we respectfully decline to make this change.

3.	With respect to each Fund that includes the name of a broad-based index in the name of the Fund’s Underlying Index, revise the disclosure to include, pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”), a policy that the Fund will invest at least 80% of its net assets, including borrowings for investment purposes, in securities of companies included in the broad-based index.

As stated in each Fund’s principal investment strategies, under normal circumstances, the Fund will invest at least 80% of its net assets in securities of companies included in the Underlying Index. Each Fund’s Underlying Index constituents comprise a subset of the constituents of the broad-based index (the “Parent Index”) in the name of the Fund’s Underlying Index; therefore, investing in the Underlying Index necessarily entails investing in the Parent Index. The Registrant has revised the existing 80% policy for each Fund to clarify that it includes any borrowings for investment purposes. Based on the foregoing, the Registrant believes the Fund’s 80% policy is in compliance with Rule 35d-1.

4.	In the first paragraph, we note that “The Fund may invest up to 20% of its assets in other securities not included in the Underlying Index and cash and cash equivalents, including shares of money market funds advised by affiliates of the investment adviser.” Please add disclosure clarifying that any such investments will be made subject to the investment adviser’s belief that the investments will help the Fund track the Underlying Index. Please also supplementally clarify how investments in money market funds will help the Fund track the Underlying Index.

The disclosure has been revised. The disclosure is intended to reflect circumstances in which the Fund holds a de minimis amount of cash (for example, from purchases) and invests it overnight in a money market sweep vehicle. The Fund does not anticipate investing long-term in cash or money market funds.

5.	Please provide supplemental information on the construction of each Underlying Index in the form of an index methodology rule book or similar documentation.

Supplemental disclosure on the construction of each Underlying Index (the “Index Methodology”) has been provided separately via email from Carolyn Liu-Hartman to Mark Cowan on October 13, 2017.

6.	Please clarify whether or not the Underlying Index is designed to outperform the Parent Index, or if it is designed to offer a unique investment exposure compared to the Parent Index.

The Underlying Index is not designed to outperform the Parent Index; the disclosure has been clarified to indicate that the Underlying Index is intended to provide increased exposure to a particular factor, relative to the Parent Index.

7.	With respect to each Fund’s index methodology, please enhance the disclosure to include:

a.	Component selection criteria, explaining how index components are included/excluded (since each Underlying Index is a subset of the Parent Index);

b.	Index weighting methodology, explaining how components of an index are weighted (e.g., free float-adjusted capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, among others); and

c.	The number of index components (a range is acceptable).

This disclosure has been revised.

8.	Please specify a number of component securities, or a range of component securities, held in the Underlying Index.

Please see the response to Comment 7.

9.	Please clarify the asset diversification requirements referred to in the sentence that states “The Underlying Index is subject to certain asset diversification requirements.”

This disclosure has been deleted.

10.	Please specify each Fund’s portfolio securities’ correlation to the Fund’s Underlying Index constituents.

Each Fund’s investment objective is to seek to provide investment results that correspond generally, before fees and expenses, to the performance of the Fund’s Underlying Index. In addition, each Fund’s Principal Investment Strategies section states that under normal circumstances, the Fund will invest at least 80% of its net assets in securities of companies included in the Underlying Index. Moreover, to the extent the Fund invests up to 20% of its assets in other securities, such investments are intended to help the Fund track the Underlying Index. Therefore, the Registrant believes the disclosure sufficiently describes the manner in which the Fund’s portfolio securities will be highly correlated to the Fund’s Underlying Index constituents.

11.	Each Fund states that it “will typically concentrate its investments in a particular industry or group of industries to approximately the same extent that its Underlying Index is concentrated…” Please state whether the Underlying Indexes are concentrated or not, and add relevant risk disclosure regarding any industries in which the Underlying Indexes are concentrated. In addition, please consider removing the word “typically” in the sentence.

The Registrant respectfully declines to state whether the Underlying Indexes are concentrated; however, relevant risk disclosure regarding specific industries or sectors in which the Underlying Indexes may be concentrated has been added. In addition, the Registrant respectfully declines to remove the word “typically” from the referenced statement, there may be circumstances in which a Fund does not concentrate its investments to the same extent as its Underlying Index, for example, due to the use of a representative sampling strategy.

12.	With respect to Oppenheimer Russell 1000 Momentum Factor ETF, revise the disclosure to explain what “momentum” securities are in plain English. While the disclosure in the summary section can be brief, additional details regarding calculations pertaining to “momentum” securities and the broader index methodology should be provided in the statutory prospectus.

The disclosure in the summary section and in the Item 9 section has been revised.

13.	With respect to Oppenheimer Russell 1000 Quality Factor ETF, revise the disclosure to describe the quality characteristics or factors that are measured.

The disclosure in the summary section and in the Item 9 section has been revised.

14.	With respect to Oppenheimer Russell 1000 Size Factor ETF, revise the disclosure to describe the size characteristics or factors that are measured. Please clarify the way in which a company’s full market capitalization is used to identify securities exhibiting the size factor.

The disclosure in the summary section and in the Item 9 section has been revised.

Principal Risks

15.	If the Fund is expected to be concentrated, disclose the relevant industry and associated risk.

Please see the response to Comment 11.

16.	If applicable, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

This disclosure has been added.

17.	Please consider including “passive investment risk” as a principal risk.

This disclosure has been added.

18.	In the paragraph titled Securities Lending Risk, please specify the potential adverse tax consequences to the Fund in connection with securities lending in more detail in statutory prospectus disclosure.

The disclosure has been revised in the statutory prospectus. The Registrant notes that disclosure regarding potential adverse tax consequences to the Fund in connection with securities lending is included in the SAI under “Taxation of Fund Distributions” and “Tax Treatment of Portfolio Transactions.”

Average Annual Total Return Table

19.	Please confirm supplementally which broad-based securities market index will be used in connection with showing each Fund’s performance in the future.

The broad based securities market index for each Fund is anticipated to be the Russell 1000 Index.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Investment Strategies

20.	Revise the disclosure to include additional details concerning methodology in this section.

This disclosure has been revised.

21.	Where possible, please enhance the disclosure to ensure that it is not merely replicating the disclosure in the Fund Summaries.

This disclosure has been enhanced.

22.	Certain statutory prospectus disclosure pursuant to Item 9(b) of Form N-1A is virtually identical to summary section disclosure. Please revise the statutory prospectus disclosure consistent with the layered disclosure approach called for by Item 9. See IM Guidance Update 2014-08.

This disclosure has been revised.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Risk Factors

23.	Please consider whether disclosure on frequent trading should be included for these Funds.

The Registrant notes that the following disclosure is included under Market Trading Risks: “Because of the costs inherent in buying or selling Shares, frequent trading may detract significantly from investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.”

Management of the Funds - The Underlying Indexes

24.	Please explain the methodology in plain English.

This disclosure has been revised.

25.	Please explain supplementally the disclosure to be added in the section titled “Disclaimer.”

The disclaimer required by the Index Provider under the licensing agreement has been added to this section.

Creations, Redemptions and Transaction Fees—Purchases

26.	Please explain, supplementally, the following disclosure: “Orders for select Funds (T-1 (T minus 1) Next Day International Market Orders, are to be placed after the listing exchange closing time and before the Fund’s established T-1 order window cut-off time, the latest being 5:30 PM Eastern Standard Time on any Business Day. Such orders, if accepted, will receive the next Business Day’s NAV per Creation Unit.”

This disclosure indicates that orders for non-domestic Funds that are placed T-1 are required to be placed between the listing exchange closing time, or 4:00 PM Eastern Standard Time, and the cut-off time of 5:30 PM Eastern Standard Time on any Business Day.

Statement of Additional Information (Part B)

Investment Strategies

27.	Please confirm whether disclosure regarding the Funds’ use of temporary defensive strategies is applicable.

The Registrant confirms such disclosure is not applicable, and notes that the Principal Investment Strategies section for each Fund states that the Fund “does not seek temporary defensive positions when markets decline or appear overvalued.”

             Investment Restrictions

28.	Please add disclosure following the investment restrictions that provides more information regarding the manner in which such restrictions operate pursuant to the Investment Company Act.

Additional disclosure has been added.

29.	The Commission’s position on investment restrictions regarding concentration is that a fund’s concentration in an industry should be calculated based on the fund’s “total” assets. Please disclose this following the text of the investment restrictions.

This disclosure has been added.

30.	Please clarify that, to the extent the Funds invest in the securities of other investment companies, the Funds will consider such securities when determining compliance with their concentration policy.

This disclosure has been clarified.

31.	In the investment restriction regarding concentration, please change the word “may” to “will” in the portion of the policy that states “except that a Fund may invest 25% or more of its net assets in securities of issuers in the same industry to approximately the same extent that the Fund’s corresponding index concentrates in the securities of a particular industry or group of industries.”

The investment restriction is a fundamental policy and therefore cannot be changed without approval by the Board of Trustees. As disclosed in each Fund’s principal investment strategies, the Fund will typically concentrate its investments in a particular industry or group of industries to approximately the same extent that its Underlying Index is concentrated, meaning that it will invest more than 25% of its total assets in that industry or group of industries.

32.	In the portion of the investment restriction regarding concentration referenced in Comment 31, please consider whether the use of the term “approximately” is appropriate.

The Registrant believes that the use of “approximately” in this context is appropriate, for example in circumstances involving the Fund’s use of a representative sampling strategy.

33.	In the investment restriction regarding concentration, the last sentence states “Accordingly, if the Fund’s corresponding index stops concentrating in the securities of a particular industry or group of industries, the Fund will also discontinue concentrating in such securities.” Please consider whether this sentence is necessary, given the prior text of the restriction.

The Registrant will take this into consideration in connection with investment restrictions for new series in the future.

                Trustees and Officers of the Trust

34.	The chart listing the length of service of the Officers of the Trust states that the Officers have served since 2017. Since the Trust has existed since 2006, please clarify this disclosure and explain if the SAI is specific to this set of new series of the Trust.

This disclosure has been updated accordingly.

              Creation and Redemption of Creation Unit Aggregations

35.	The section on creation and redemption includes a reference to T+3 settlement. Please consider updating this reference in light of the new T+2 settlement requirement that went into effect September 2017.

The disclosure has been updated.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Carolyn Liu-Hartman

OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-5086
cliuhartman@ofiglobal.com

Sincerely,

/s/ Carolyn Liu-Hartman

Carolyn Liu-Hartman

Vice President & Associate General Counsel

Tel.:212-232-5905

cc: Ropes & Gray LLP

Andrew Murphy, Esq.

Taylor V. Edwards, Esq.